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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/17____ AND ENDING ____12/31/17____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Surya Capitale Securities LLC

	OFFICIAL USE ONLY
	_____
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Wall Street, Suite 530B
(No. and Street)

New York   NY   10005
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name - if individual, state last, first, middle name)

C-7/227, Sector 7   Rohini, New Delhi-110085   INDIA
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017**

Surya Capitale Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Member's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
              under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
              Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
              Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
              Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
              Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
              Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[x]   Report of Independent Registered Public Accounting Firm Regarding
              Rule 15c3-3 Exemption Report.
[x]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Anand J. Patel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Surya Capitale Securities LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer - ANAND PATEL
Title

3/1/2018

Notary Public

SYED ALI ABBAS
Notary Public - State of New York
NO. 01AB6332128
Qualified in Nassau County
My Commission Expires Oct 26, 2019

AJSH & Co LLP

Chartered Accountants

(Formerly known as "AJSH & Co." converted and registered as LLP on 11-04- 2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Surya Capitale Securities LLC

We have audited the accompanying statement of financial condition of Surya Capitale Securities LLC (the "Company") as of December 31, 2017 and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Surya Capitale Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surya Capitale Securities LLC as of December 31, 2017, and the result of its operations and its cash flow for the year ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company had a loss from operations for the year 2017 and in the previous years. In addition, the Company had a net capital deficiency at December 31, 2017. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Exemption Report has been subjected to audit procedures performed in conjunction with the audit of Surya Capitale Securities LLC's financial statements. The supplemental information is the responsibility of Surya Capitale Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP



New Delhi, India
Independent Auditors registered with Public Company Accounting Oversight Board

March 1, 2018

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	23,924
Other assets		2,875
Total assets	$	26,799

Liabilities and Member's Equity

Accrued expenses	$	33,150
Member's equity		(6,351)
Total liabilities and member's equity	$	26,799

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2017

Revenues		
Advisory fees	$	25,000
Expenses		
Professional fees		18,398
Rent expense		12,000
Regulatory fees		2,632
Communications		2,388
Other expenses		910
Total expenses		36,328
Net loss	$	(11,328)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2017

Balance, January 1, 2017	$	4,977
Net loss		(11,328)
Balance, December 31, 2017	$	(6,351)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities

Net loss	$	(11,328)
Adjustments to reconcile net loss to net cash used by operating activities		
(Increase) in operating assets		
Other assets		(601)
Increase in operating liabilities		
Accrued expenses		6,800
Net cash used by operating activities		(5,129)

Cash

Beginning of year		29,053
End of year	$	23,924

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Notes to Financial Statements
December 31, 2017

1. **Nature of Operations**

    Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation – Use of Estimates

    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash

    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

    Revenue Recognition

    Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement.

    Income Taxes

    No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

    As of December 31, 2017, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

2. **Transactions with Related Parties**

The Company has a lease with an affiliate to occupy office space at $1,000 a month. Rent expense for the year ended December 31, 2017 was $12,000.

The Company has an agreement with an affiliate to provide consulting services and received $25,000 during 2017 for these services.

3. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had deficit net capital of $9,226 which was deficient of the required net capital by $14,226.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

4. **Commitments**

The Company has a lease agreement for its New York office space that expires in December 2017 and renews yearly.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2018	$ 12,000

7. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2017. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

8. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have no impact on the Company's financial statements.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Member's equity	$	(6,351)
Nonallowable assets		
Other assets		2,875
Total deductions		2,875
Net capital		(9,226)
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Deficit net capital	$	(14,226)
Aggregate indebtedness	$	33,150
Ratio of aggregate indebtedness to net capital		-3.59:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

Surya Capitale Securities LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
For the Year Ended December 31, 2017

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.







AJSH & Co LLP
Chartered Accountants
(Formerly known as "AJSH & Co." converted and registered as LLP on 11-04- 2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING RULE 15C3-3 EXEMPTION

To the Board of Directors and Member of
Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Surya Capitale Securities LLC (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2017. Surya Capitale Securities LLC's management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP
New Delhi, India
March 1, 2018

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2017

Surya Capitale Securities LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2017 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)